UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

SEMITOOL, INC.

(Exact name of registrant as specified in its corporate charter)

000-00000

(Commission File No.)

Montana	81-0384392
(State of Incorporation)	(IRS Employer Identification No.)

655 West Reserve Drive

Kalispell, MT 59901

(Address of principal executive offices)

(406) 758-7534

(Registrant’s telephone number)

With a copy to:

Marcus J. Williams, Esq.

Davis Wright Tremaine LLP

1201 Third Avenue Suite 2200

Seattle, Washington 98101

(206) 622-3150

SEMITOOL, INC.

655 West Reserve Drive

Kalispell, Montana 59901

(406) 752-2107

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

This Information Statement is being mailed on or about November 24, 2009 to holders of record of common stock, no par value (collectively, the “Shares”), of Semitool Inc., a Montana corporation (“Semitool” or the “Company”), in connection with the possible appointment of persons designated by Applied Materials, Inc. a Delaware Corporation (“Applied”) to at least two thirds but not less than a majority of the seats on the Board of Directors of Semitool (the “Board” or the “Semitool Board”) following the first time of acceptance by Jupiter Acquisition Sub, Inc., a Montana corporation and wholly owned subsidiary of Applied (“Purchaser”), of any Shares for payment pursuant to the Offer (as described below) (such time, the “Acceptance Time”). This designation is to be made pursuant to an Agreement and Plan of Merger dated as of November 16, 2009 by and among Applied, Purchaser and Semitool (as it may be amended from time to time, the “Merger Agreement”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Semitool.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on November 19, 2009, to purchase all of the issued and outstanding Shares at a purchase price per Share of $11.00, net to the holder thereof in cash without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 2009 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City Time, on December 17, 2009, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Following the purchase by Purchaser of Shares in the Offer, Purchaser and Semitool will merge, with the surviving corporation continuing to exist as a wholly owned subsidiary of Applied (the “Merger”). Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to shareholders of Semitool and are filed as exhibits to the Schedule 14D-9 filed by Semitool with the Securities and Exchange Commission (the “SEC”) on November 19, 2009.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the Semitool Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Purchaser and Purchaser’s designees has been furnished to Semitool by Purchaser, and Semitool assumes no responsibility for the accuracy or completeness of such information.

APPLIED DESIGNEES

Right to Designate Directors

The Merger Agreement provides that, effective upon the Acceptance Time and from time to time thereafter, Applied will be entitled to designate the number of directors (the “Board Designees”), rounded up to the next whole number, to serve on the Semitool Board that equals the product of (a) the total number of directors on the Semitool Board, giving effect to any increase in the size of the Semitool Board effected as described below, and (b) the percentage that the number of Shares beneficially owned by Applied and Purchaser at such time (including Shares accepted for payment in connection with the Offer) bears to the total number of Shares then outstanding, except that in no event may the Board Designees constitute less than a majority of the entire Board. Semitool has agreed that it will take all necessary action to cause the Board Designees to be elected or appointed to the Board, including seeking and accepting the resignations of such number of the Semitool’s incumbent directors, and if such resignations are not obtained increasing the size of the Semitool Board, however, at all times prior to the consummation of the Merger, Semitool shall use its commercially reasonable efforts to ensure that the Semitool Board shall include at least two directors who were on the Semitool Board on November 16, 2009 (the “Continuing Directors”). In the event that, prior to the consummation of the Merger, there is only one Continuing Director serving on the Semitool Board the remaining Continuing Director must appoint another person to serve on the Semitool Board and that person will be deemed to be a Continuing Director. In the event that there are no Continuing Directors remaining on the Semitool Board, the remaining directors of Semitool must appoint two persons to serve on the Semitool Board who are not officers, employees or affiliates of Applied, the Purchaser or Semitool, and such persons shall be deemed to be Continuing Directors. Moreover, Semitool must use commercially reasonable efforts to cause individuals designated by Applied to constitute the number of members, rounded up to the next whole number, on each committee of the Semitool Board, each board of directors of each subsidiary of Semitool, and each committee of the board of each subsidiary that represents the same percentage as the Board Designees represent on the Semitool Board.

Following the election or appointment of Board Designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors will be required to authorize any of the following actions on behalf of Semitool, to the extent such action could be reasonably expected to adversely affect Semitool’s shareholders (other than Applied or Purchaser): (i) any action by Semitool with respect to any amendment or waiver of any term or condition of the Merger Agreement or the Merger, or any amendment of the articles of incorporation or bylaws of Semitool; (ii) termination of the Merger Agreement by Semitool; or (iii) any extension by Semitool of the time for the performance of any of the obligations or other acts of Applied or Purchaser, or any waiver or assertion of any of Semitool’s rights under the Merger Agreement.

Information With Respect to Board Designees

Applied has informed Semitool that it will choose its designees for the Semitool Board from the list of persons set forth below. In the event that additional designees of Applied are required to be appointed in order to constitute at least two-thirds (but not less than a majority) of the Semitool Board, such additional designees will be selected by Applied from among the directors and executive officers of Applied and Purchaser contained in Schedule I of the Offer to Purchase, a copy of which has been mailed to Semitool’s shareholders and is incorporated herein by reference. The following table, prepared from information furnished to Semitool by Applied sets forth, with respect to each individual who may be designated by Applied as one of its designees, the name, age of the individual as of November 24, 2009, present principal occupation and employment history during the past five years. Applied has informed Semitool that each such individual (unless otherwise specified) is a U.S. citizen and has consented to act as a director of Semitool if so appointed or elected. The business address of each such individual is c/o Applied Materials, Inc., 3050 Bowers Avenue, P.O. Box 58039, Santa Clara, California 95054.

Applied has informed Semitool that none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. Applied has advised Semitool that there are no material pending legal proceedings to which any of the individuals listed below is party adverse to Semitool or any of its subsidiaries or has a material interest adverse to Semitool or any of its subsidiaries. Applied has also informed Semitool that none of the individuals listed below is currently a director of, or holds any position with, Semitool or any of our subsidiaries and that, except as may be disclosed in the Offer to Purchase, none of the individuals listed below or any of their immediate family members (i) has a familial relationship with any directors or executive officers of Semitool or any of our subsidiaries or (ii) has been involved in any transactions with Semitool or any of our subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC.

Name and Position	Age	Present Principal Occupation or Employment and Employment History
George S. Davis Senior Vice President, Chief Financial Officer of Applied	52	Mr. Davis was promoted to Senior Vice President, Chief Financial Officer in December 2006. Mr. Davis was appointed Group Vice President, Chief Financial Officer effective November 1, 2006. Previously, he had been Group Vice President, General Manager, Corporate Business Development since February 2005. From November 1999 to February 2005, Mr. Davis served as Vice President and Corporate Treasurer, where he managed Applied’s worldwide treasury operations and was responsible for investments, tax, financial risk management, and trade and export matters. Mr. Davis joined Applied in 1999.

Joseph J. Sweeney Senior Vice President, General Counsel and Corporate Secretary of Applied	61	Mr. Sweeney has held the position of Senior Vice President, General Counsel and Corporate Secretary of Applied since July 2005, with responsibility for global legal affairs, intellectual property and security. From April 2002 to July 2005, Mr. Sweeney was Group Vice President, Legal Affairs and Intellectual Property, and Corporate Secretary. Mr. Sweeney joined Applied in 1993.

Randhir Thakur Senior Vice President, General Manager Silicon Systems of Applied	47	Dr. Thakur has held the position of Senior Vice President, General Manager Silicon Systems since October 2009. Previously, he was Senior Vice president, General Manager, Thin Film Solar and Display. He was appointed Senior Vice President, General Manager, Strategic Operations when he returned to Applied in May 2008. He previously was with Applied from 2000 to 2005 in a variety of executive roles including Group Vice President, General Manager for Front End Products. From September 2005 to May 2008, Dr. Thakur served as Executive Vice President of Technology and Fab Operations at SanDisk Corporation and as head of SanDisk’s worldwide operations. Prior to joining Applied in 2000, Dr. Thakur served in leadership roles at Steag Electronic Systems and Micron Technology.

Thomas T. Edman Corporate Vice President, General Manager Corporate Business Development of Applied	47	Mr. Edman has been Applied’s Corporate Vice President and General Manager of Corporate Business Development since July 2006. Mr. Edman previously served as President and Chief Executive Officer of Applied Films Corporation (“AFCO”) from May 1998 to July 2006, when AFCO was acquired by Applied. Mr. Edman served as Chief Operating Officer and Executive Vice President of AFCO from June 1996 to May 1998. He was previously General Manager of the High Performance Materials Division of Marubeni Specialty Chemicals, Inc., a subsidiary of a major Japanese trading corporation. Mr. Edman currently serves as a member of the Board of Directors of TTM Technologies, Inc. and as chairman of the FlexTech Alliance Board.

Name and Position	Age	Present Principal Occupation or Employment and Employment History
Robert Friess Vice President and Treasurer of Applied	46	Mr. Friess has been Applied’s Vice President and Treasurer since 2005. Since joining Applied in 1991, Mr. Friess has held various positions of increasing responsibility in the Finance organization, including Assistant Treasurer and Managing Director of Global Treasury Operations. Prior to joining Applied, Mr. Friess previously held various finance positions at Digital Microwave Corporation (now Harris Stratex Networks).

CERTAIN INFORMATION

WITH RESPECT TO SEMITOOL

As of November 16, 2009 there were 32,751,356 Shares issued and outstanding, including 170,420 shares of Semitool restricted Shares, and 12,279,851 employee stock options to purchase, and 10,050 restricted stock units relating to, Shares. Each Share is entitled to one vote and the Shares are the only class of voting securities of Semitool outstanding that is entitled to vote at a meeting of shareholders of Semitool.

Security Ownership Of Certain Beneficial Owners And Management

The following table sets forth certain information with respect to the beneficial ownership of the Shares as of November 16, 2009 for (i) each person who is known by the Company to beneficially own more than 5% of the Shares, (ii) each of the Company’s directors, (iii) each of the “Named Executive Officers” (as defined below under “Executive Compensation”) and (iv) all directors and executive officers as a group. The address of each of the persons in this table not otherwise provided is c/o Semitool, Inc., 655 West Reserve Drive, Kalispell, Montana 59901.

Name and Address of Beneficial Owner (1)	Number of Shares Owned (#) (2)	Right to Acquire (#) (3)	Total (#)	Percent of Class (1)
Raymon F. and Ladiene A. Thompson (4)	9,845,918	—	9,845,918	30.1%
Howard E. Bateman	13,500	16,000	29,500	*
Donald P. Baumann	1,500	9,000	10,500	*
Daniel J. Eigeman	15,300	14,000	29,300	*
Charles P. Grenier	3,500	9,000	12,500	*
Steven C. Stahlberg	1,650	7,000	8,650	*
Steven R. Thompson (5)	7,000	—	7,000	*
Larry E. Murphy	48,313	200,000	248,313	*
Timothy C. Dodkin	17,455	118,500	135,955	*
Larry A. Viano	13,650	41,750	55,400	*
Herbert Oetzlinger	3,250	54,250	57,500	*
All directors and executive officers as a group (16 persons)	10,025,602	631,725	10,657,327	32.5%
Artis Capital Management, L.P. (6)	2,920,000	—	2,920,000	8.9%
One Market Plaza, Spear Street Tower, Suite 1700 San Francisco, CA 94105
Royce & Associates, LLC (7)	3,279,635	—	3,279,635	10.0%
1414 Avenue of the Americas, New York, NY 10019
Wells Fargo & Company (8)	2,951,318	—	2,951,318	9.0%
420 Montgomery Street San Francisco, CA 94104
T. Rowe Price Associates, Inc. (9)	1,826,600	—	1,826,600	5.6%
100 E. Pratt Street Baltimore, MD 21202

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Shares subject to options held by that person that are currently exercisable or exercisable within 60 days of November 16, 2009 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares set forth opposite such person’s name.
(2)	Excludes shares that may be acquired through the exercise of outstanding options.
(3)	Represents shares that an individual has a right to acquire within 60 days of November 16, 2009.
(4)	Includes 160,000 shares held in the name of the Floyd Foundation Trust, of which Mr. R. Thompson is the trustee.
(5)	Mr. S. Thompson is the custodian for 7,000 Shares held in the name of four minor children.
(6)	Based on a Schedule 13-G/A filed with the SEC on February 17, 2009, Artis Capital Management, L.P., a California corporation, has shared voting power and shared dispositive power with respect to 2,920,000 Shares.
(7)	Based on a Schedule 13-G/A filed with the SEC on January 30, 2009, Royce & Associates, LLC, a New York corporation, has sole voting power and sole dispositive power with respect to 3,279,635 Shares.
(8)	Based on a Schedule 13-G/A filed with the SEC on January 22, 2009. The Schedule 13G was filed by Wells Fargo & Company on its own behalf and on behalf of certain of its subsidiaries identified therein, including Wells Fargo Bank, N.A., Wells Fargo Investments, LLC and A.G. Edwards and Sons, LLC. Aggregate beneficial ownership reported by Wells Fargo & Company in the Schedule 13-G/A is on a consolidated basis and includes any beneficial ownership separately reported therein by subsidiaries of Wells Fargo & Company. Wells Fargo & Company, a Delaware corporation, on such a consolidated basis has aggregate beneficial ownership with respect to 2,951,318 shares of the Company’s Common Stock. Wells Fargo Bank, N.A., individually has sole dispositive power of 2,009,756 shares of the Company’s Common Stock and sole voting power with respect to 88,570 share of the Company’s Common Stock.
(9)	Based on a Schedule 13-G/A filed with the SEC on February 11, 2009, T. Rowe Price Associates, Inc., a Maryland corporation, has sole voting and sole dispositive power with respect to 1,826,600 Shares.

Changes In Control

No change in control of the registrant has occurred as of the date of this filing.

The Offer is described in the Current Report on Form 8-K filed by Semitool with the SEC on November 17, 2009, in the Schedule TO filed by Applied with the SEC as of November 19, 2009, as subsequently amended, and the exhibits incorporated therein, and in the Schedule 14D-9 filed by the registrant with the SEC as of November 19, 2009 and the exhibits incorporated therein. The Schedule 14D-9 and the Schedule TO are collectively referred to herein as the “Regulatory Filings.” The Regulatory Filings are being made available to the shareholders of the registrant by mail and are otherwise available on request from the offices of the registrant or Applied.

If the Tender Offer is consummated as described in the Merger Agreement and the Regulatory Filings, a change in control of the registrant will occur as described therein. The persons acquiring control, the amount of consideration used by those persons, the basis of control, the percentage of voting securities of the registrant to be acquired by the persons acquiring control, and the identity of the persons from whom control would be assumed are described in the Regulatory Filings. The source of funds used for the acquisition of control is the cash reserves of Applied.

Directors

The following individuals serve, as of November 16, 2009, as the members of the Semitool Board.

Raymon F. Thompson, age 68, founded Semitool in 1979 and serves as Chairman and Chief Executive Officer. Mr. Thompson holds a number of patents in the semiconductor industry and has been directly involved in the design and commercialization of the Company’s current suite of semiconductor equipment.

Howard E. Bateman, age 75, has served on the Company’s Board of Directors since 1990. Mr. Bateman formerly owned and operated Entech, a Pennsylvania company that was an independent sales representative for the Company’s products from 1979 to 1996. Mr. Bateman is Chairman of the Company’s Compensation Committee.

Donald P. Baumann, age 74, has served on the Company’s Board of Directors since 2003. Mr. Baumann currently is a consultant to the semiconductor equipment industry. From 1994 through 2001 he served as President of the semiconductor equipment manufacturer, SEZ North America, a subsidiary of The SEZ Group of Zurich, Switzerland. Earlier in his career he held senior management positions in worldwide sales and marketing for other companies in the semiconductor industry. Mr. Baumann is a member of the Company’s Compensation Committee.

Timothy C. Dodkin, age 60, has been employed by the Company since 1985 and has served on the Company’s Board of Directors since 1998. Mr. Dodkin served as the Company’s European Sales Manager from 1985 to 1986, when he became Senior Vice President, Managing Director of Semitool Europe, Ltd. From September 2001 to June 2003 he was the Company’s Senior Vice President, Global Sales and Marketing and from June 2003 to present he has served as Executive Vice President. Prior to joining the Company, Mr. Dodkin worked at Cambridge Instruments, a semiconductor equipment manufacturer, for ten years in national and international sales.

Daniel J. Eigeman, age 75, has served on the Company’s Board of Directors since 1985. From 1971 to 1993, Mr. Eigeman was President of Eigeman, Hanson & Co., P.C., and from 1993 to 1999 was a shareholder of Junkermier, Clark, Campanella, Stevens, P.C., both accounting firms. Mr. Eigeman, a certified public accountant, is a member of the Company’s Audit Committee.

Charles P. Grenier, age 60, has served on the Company’s Board of Directors since 2003. Mr. Grenier was Executive Vice President of Plum Creek Timber Company, a New York Stock Exchange listed company, from 1994 to 2000, and he was a director of that company from 1995 to 2000. Mr. Grenier graduated from Stanford University with a bachelor of arts in economics and holds a masters of business administration from Harvard University. Mr. Grenier is a member of the Company’s Audit Committee.

Steven C. Stahlberg, age 43, has served on the Company’s Board of Directors since 2004. Mr. Stahlberg, a certified public accountant, is a founder of Stahlberg & Sutherland, CPAs, which specializes in management advisory services, cash flow analysis and forecasting, and employee relations. Prior to forming his firm, he worked extensively in governmental and nonprofit auditing as well as management advisory services. Mr. Stahlberg is the Chairman of the Company’s Audit Committee.

Steven R. Thompson, age 46, is the owner of a small business in the outdoor recreation market. Prior to starting this business in 1997, Mr. Thompson worked at the Company from 1982 to 1997, his last position being Vice President and General Manager of the Thermal Products Division.

There are no family relationships among any of Semitool’s officers or directors except that Mr. Raymon F. Thompson is the father of Mr. Steven R. Thompson.

Executive Officers

The following table identifies the current executive officers of Semitool, the positions in which they serve, and the year in which they began serving in their respective capacities. Officers of Semitool are elected by the Semitool Board at the meeting of the Semitool Board immediately following the annual meeting of the shareholders to hold office until their successors are elected and qualified.

Name	Age	Current Position	Since
Raymon F. Thompson (1)	68	Chairman and Chief Executive Officer	1979
Larry E. Murphy (2)	50	President and Chief Operating Officer	2004
Larry A. Viano (3)	55	Vice President and Chief Financial Officer	2003
Timothy C. Dodkin (1)	60	Executive Vice President	2003
Richard C. Hegger (4)	53	Vice President, General Counsel and Secretary	2005
Herbert Oetzlinger (5)	42	Vice President, Sales (Europe)	2008
Klaus H. Pfeifer (6)	51	Vice President, Copper Interconnect and BEOL Cleans	2009
Richard P. Schuster (7)	53	Vice President, Global Service	2002
Paul M. Siblerud (8)	50	Vice President, Advanced Packaging	2005
James L. Wright (9)	46	Vice President, Manufacturing	2006

(1)	For biographical information of Mr. R. Thompson and Mr. Dodkin, see “Current Directors,” above.
(2)	Larry E. Murphy joined us in May 2004 as our Chief Operating Officer and has served as our President since April 2005.
(3)	Larry A. Viano joined us in 1985 and has held various positions with the Company since then. Mr. Viano has served as our Vice President, Chief Financial Officer since May 2003. He also serves as our Principal Accounting Officer.
(4)	Richard C. Hegger joined us in 2000 as our General Counsel and has served as our Secretary since February 2005. Prior to joining the Company, Mr. Hegger worked for a major international law firm and specialized in corporate transactions. He is a graduate of Columbia University School of Law and a member of the bars of Montana, New York and Missouri.
(5)	Herbert Oetzlinger joined us in 1988 and has held various positions with the Company since then. Mr. Oetzlinger has served as our Vice President of Sales (Europe) since March 2008.
(6)	Klaus H. Pfeifer joined us in 2006 as our general manager of Copper Interconnect. In June 2009, Mr. Pfeifer was promoted to the position of Vice President of the Copper Interconnect and Back End of Line Cleans division. Prior to joining the Company, Mr. Pfeifer was a program manager for copper low-k integration with the interconnect division of SEMATECH and spent 18 years with Philips Semiconductors where he worked with the SEMATECH consortium as program manager of interconnect in advanced dielectrics and metallization.
(7)	Richard P. Schuster joined us in 1997 as Director of Global Customer Support. Since 2002, Mr. Schuster has served in the role of Vice President, Global Service.
(8)	Paul M. Siblerud joined us in 1998 and has held various positions with the Company since then. Mr. Siblerud has served as our Vice President, Marketing since 2005 and our Vice President, Advanced Packaging since 2008.
(9)	James L. Wright joined us in 2003 as our Director of Operations and has served as our Vice President of Manufacturing since March 2006.

None of the officers or directors of Semitool listed above has, during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. There are no material pending legal proceedings to which any of the directors or officers of Semitool listed above is a party adverse to Semitool or any of its subsidiaries or has a material interest adverse to Semitool or any of its subsidiaries.

BOARD OF DIRECTORS AND

CORPORATE GOVERNANCE INFORMATION

Meetings and Committees of the Semitool Board of Directors

During the fiscal year ended September 30, 2009, the Semitool Board met four times. The Semitool Board has two committees: the Audit Committee and the Compensation and Stock Option Committee (the “Compensation Committee”). The functions of a nominating committee are performed by the entire Board. During the fiscal year ended September 30, 2009, no director attended fewer than 75% of all the meetings of the Semitool Board and its committees on which he served after becoming a member of the Semitool Board.

Audit Committee

The Audit Committee held four formal meetings in the fiscal year ended September 30, 2009 and has as its members Messrs. Stahlberg, Eigeman and Grenier. The primary function of the Audit Committee is to assist the Semitool Board in overseeing management’s conduct of the Company’s (1) financial reporting process, including the financial reports and other financial information provided to the public; (2) system of internal controls; and (3) annual independent audit of the Company’s financial statements.

The Audit Committee operates under a Charter approved by the Semitool Board. The current Charter is attached to the Company’s 2006 Proxy Statement (Schedule 14A) filed with the SEC on January 20, 2006 and a copy of the Charter is posted on the Company’s website at www.semitool.com. The Semitool Board has determined that all members of the Audit Committee are “independent directors” as that term is defined in Rule 5605(a)(2) of the Marketplace Rules of NASDAQ (“Rule 5605(a)(2)”) and the standards for independence set forth in Rule 16b-3 promulgated under the Exchange Act.

The Semitool Board has determined that at least one member of the Audit Committee is a “financial expert” within the meaning of Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act. Mr. Stahlberg is both a “financial expert” within the meaning of such regulation and is also “independent” within the meaning of the NASDAQ Marketplace Rules. Mr. Stahlberg is a certified public accountant and has served on the Company’s Board of Directors and Audit Committee since 2004. Mr. Stahlberg is a founder of Stahlberg & Sutherland, CPAs, which specializes in management advisory services, cash flow analysis and forecasting, and employee relations. Prior to forming his firm, he worked extensively in governmental and nonprofit auditing as well as management advisory services. In the course of his career, Mr. Stahlberg acquired (i) an understanding of generally accepted accounting principles and financial statements, (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, (iv) an understanding of internal control over financial reporting, and (v) an understanding of audit committee functions.

The Semitool Board also considers Mr. Eigeman and Mr. Grenier to be “financial experts,” but has elected to designate Mr. Stahlberg as a “financial expert” for purposes of Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act.

The information regarding the Charter of the Audit Committee and the independence of the members of the Audit Committee provided in the preceding paragraphs shall not be deemed to be “soliciting material,” or deemed “filed” with the SEC and shall not be deemed to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general language to the contrary.

Compensation Committee and Nominating Functions

The Compensation Committee held one formal meeting in the fiscal year ended September 30, 2009 and had as its members Messrs. Bateman and Baumann. The Compensation Committee does not operate pursuant to an independent charter. The Compensation Committee functions are to establish and apply the Company’s compensation policies with respect to the Board and the Company’s executive officers, approve any and all benefits, conduct an annual review of the compensation of each senior executive and make recommendations to the Board regarding the compensation of the Chief Executive Officer as described under “Executive Compensation—Chief Executive Officer Compensation.” Additionally, the Compensation Committee administers the Company’s 2007 Stock Incentive Plan and performs such other duties as may from time to time be determined by the Board. The Compensation Committee has the authority to engage its own independent advisors to assist in carrying out its responsibilities.

The function of a nominating committee is performed by the entire Board of Directors. In addition, the Articles of Incorporation of the Company specify procedures for shareholders to nominate one or more persons for election as directors at an annual meeting. The Board of Directors has not considered adopting a written charter or policy for considering nominees recommended by shareholders in addition to those procedures already contained in the Articles of Incorporation of the Company. These procedures are described below under the caption “Shareholder Nominations”. All of the directors are “independent” within the meaning of the independence requirements of Rule 5605(a)(2), except for Messrs. R. Thompson, S. Thompson and T. Dodkin. A vote of a majority of the independent directors on the Board are required for the nomination or appointment of any person to the Board.

In reviewing potential candidates for the Board, the Board considers the individual’s experience in the semiconductor industry, the general business or other experience of the candidate, the needs of the Company for an additional or replacement director, the personality of the candidate, the candidate’s interest in the business of the Company, as well as numerous other subjective criteria. Of greatest importance is the individual’s integrity, willingness to get involved and ability to bring to the Company experience and knowledge in areas that are most beneficial to the Company. The Company retains Management Technologies, Inc., to provide a “personality” profile of the candidate obtained from a written response sheet. This profile report may be used in the selection process. The Board intends to continue to evaluate candidates for election to the Board on the basis of the foregoing criteria.

The Board did not receive, by a date not later than the 120th calendar day before the date of the Company’s proxy statement released to the shareholders in connection with the previous year’s annual meeting, a recommended nominee from a shareholder that beneficially owned more than 5% of the Company’s voting common stock for at least one year as of the date the recommendation was made, or from a group of shareholders that beneficially owned, in the aggregate, more than 5% of the Company’s voting common stock.

Code of Conduct

The Board has adopted a Code of Conduct that applies to all directors, officers, and employees of the Company as required by applicable securities laws, rules of the SEC and the applicable NASDAQ listing standards. A copy of the Code of Conduct is posted on the Company’s website at www.semitool.com. The Company will post on its website any amendments to, or waivers from, any provision of its Code of Conduct.

Communication between Shareholders and Directors

The Board does not currently have a formal process for shareholders to send communications to it. Nevertheless, every effort has been made to ensure that the views of shareholders are heard by the Board or by individual directors, as applicable, and that timely and appropriate responses are provided. The Board does not recommend that formal communication procedures be adopted at this time because it believes that informal communications are sufficient to communicate questions, comments and observations that could be useful to the Board. Shareholders wishing to formally communicate with the Board may send communications directly to Raymon F. Thompson, Chairman of the Board, c/o Semitool, Inc., 655 West Reserve Drive, Kalispell, Montana 59901.

Compensation Committee Interlocks and Insider Participation

Messrs. Bateman and Baumann, both of whom are “independent” under the applicable NASDAQ listing standards, served on the Compensation Committee during fiscal year 2008. No member of the Compensation Committee is or was formerly an officer or an employee of the Company or its subsidiaries. There were no interlocks or insider participation between any member of the Board or the Compensation Committee and any member of the board of directors or compensation committee of another company.

Director Attendance at Annual Meeting

It is the policy of the Company and Board that all directors attend the Annual Meeting of Shareholders and be available for questions from the shareholders. All sitting directors nominated for election were in attendance at the 2009 Annual Meeting of Shareholders.

Compensation of Directors

Upon becoming a member of the Board, non-employee directors receive restricted stock awards for 500 shares of Common Stock, and thereafter receive on an annual basis restricted stock awards for 500 Shares if re-elected to the Board. The Company’s non-employee directors also receive an $8,000 quarterly fee, but do not receive any additional amounts for Board meetings attended. Members of the Audit Committee (other than the Chairman) receive an additional $1,500 quarterly fee and members of the Compensation Committee receive an additional $500 quarterly fee, respectively, for service on those committees. The Chairman of the Audit Committee receives an additional $2,500 quarterly fee. All non-employee directors are reimbursed for expenses incurred in connection with attending Board and committee meetings. Employee directors of the Company do not receive compensation for their services as directors. Mr. Steven R. Thompson, a non-employee nominee for the Board, did not accept any compensation during fiscal year 2009 for his services as a director and has indicated that he will not accept any compensation for his service as a director during the coming fiscal year.

At the November 18, 2008 quarterly meeting of the Board, a resolution was unanimously adopted to reduce the fees of the directors by 10% until such time as economic conditions permit a reinstatement of such reduction.

The following table sets forth certain information concerning the compensation of the Company’s non-employee directors for the fiscal year ended September 30, 2009:

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (3)	Total ($)
Howard E. Bateman	31,450	2,160	—	—	38,850	72,460
Donald P. Baumann	31,450	2,160	—	—	—	33,610
Daniel J. Eigeman	35,150	2,160	—	—	—	37,310
Charles P. Grenier	35,150	2,160	—	—	—	37,310
Steven C. Stahlberg	38,850	2,160	—	—	—	41,010

(1)	Each non-employee director received $8,000 in quarterly fees for the first quarter of the fiscal year and $7,200 per quarter thereafter. In addition to the quarterly fees, the following committee fees were paid: Audit Committee chair- $2,500 for the first quarter of the fiscal year and $2,250 per quarter thereafter to Mr. Stahlberg; Audit Committee members- $1,500 for the first quarter of the fiscal year and $1,350 per quarter thereafter to Mr. Eigeman and Mr. Grenier; Compensation Committee members- $500 for the first quarter for the fiscal year and $450 per quarter thereafter to Mr. Bateman and Mr. Baumann.

(2)	Amount shown for fiscal 2009 is the expense recognized in the Company’s financial statements, without any reduction for risk of forfeiture, for each director’s outstanding restricted stock and stock options.
(3)	Included in Other Compensation is an amount paid for consulting services. Mr. Bateman has experience in the semiconductor industry and is paid consulting fees for advice related to the semiconductor industry, which consulting services are unrelated to his role as a director of the Company.

Certain Relationships And Related Transactions

In accordance with our Audit Committee Charter, our Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest on an ongoing basis and approving all such transactions (if such transactions are not approved by another independent body of the Board). The following were reportable transactions and relationships that occurred or were entered into since the beginning of fiscal year 2009 between the Company and certain affiliated parties:

During the fiscal year ended September 30, 2009, the Company leased three (3) airplanes and an aircraft hangar from limited liability companies wholly owned by our Chairman and Chief Executive Officer, Mr. Thompson. Under these lease agreements, the Company made rental payments aggregating $1,891,857 during the fiscal year ended September 30, 2009. Mr. Thompson has access to the aircraft for personal use and any such use of the aircraft by Mr. Thompson is shown as additional compensation to him in the Summary Compensation Table based on the incremental cost to the Company for such use. For the fiscal year ended September 30, 2009, the additional compensation to Mr. Thompson for such use was $263,736 (See “Summary Compensation Table”). The Company and Mr. Thompson terminated one of the aircraft lease agreements in July 2009 and amended the two remaining aircraft lease agreements to lower the amount of monthly rent payable by the Company under those agreements.

The Company’s current lease payments aggregate to $34,100 per month. The lease terms are month-to-month. The terms of the lease agreements were based on comparable information on lease rates received from independent aircraft leasing dealers and finance entities for similar aircraft. The Company believes that these lease agreements are on terms no less favorable to the Company than could have been obtained from an unaffiliated party.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that Semitool’s executive officers and directors, and persons owning more than ten percent of any class of Semitool’s registered securities file reports of ownership and changes in ownership with the SEC and the National Association of Securities Dealers, Inc. Executive officers, Directors and greater than ten percent shareholders are required by SEC regulation to furnish Semitool with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, Semitool believes that, for the fiscal year ended September 30, 2009, all executive officers, Directors and greater than 10% shareholders complied with all applicable filing requirements except for the following: in November 2009, it came to the attention of the company that Mr. Timothy C. Dodkin, an officer and director of the Company, had failed to file Forms 4 with the SEC for certain sale transactions on two occasions in 2008. Mr. Dodkin subsequently filed a Form 4 reporting those transactions in November 2009.

EXECUTIVE COMPENSATION

Compensation Discussion And Analysis

Overview of Compensation Program

The Compensation Committee has responsibility for establishing, implementing and monitoring adherence to our compensation philosophy. The Compensation Committee seeks to ensure that the total compensation paid to the executive officers and members of the Board is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to the Named Executive Officers (as defined in the Summary Compensation Table) are similar to those provided to all other executive officers.

Compensation Objective and Philosophy

The objective of our compensation program is to provide a total compensation package that will enable us to:

•	attract, motivate and retain outstanding employees, including Named Executive Officers;

•	align the financial interests of our employees, including our Named Executive Officers, with the interests of our shareholders;

•	provide incentives for superior company and individual Named Executive Officers performance; and

•	encourage each Named Executive Officer to have a stake in our long-term performance and success.

To achieve this objective, the Compensation Committee has designed a compensation philosophy that seeks to combine “fixed” forms of compensation such as base salaries and certain other perquisites and ancillary benefits with “at-risk” forms of compensation such as performance-based cash bonuses and long-term equity incentive awards. In particular, the Compensation Committee believes that paying “fixed” forms of compensation that are competitive relative to our Compensation Peer Group (as defined below) helps to ensure that we maintain our ability to attract, motivate and retain individuals of superior ability and managerial talent in key positions. Likewise, the Compensation Committee believes that awarding “at-risk” forms of compensation helps to further align our employees’ interests with those of our shareholders by providing incentives for superior performance relative to established goals, while also encouraging employees to value our long-term performance. Thus, our compensation program allows us to reward short-term achievement of objectives and to foster long-term participation in our success.

We utilize four basic categories of compensation. First, we set base salaries at levels designed to attract and retain qualified executives based on their levels of experience relevant to our business. Second, we offer performance-based cash bonuses meant to reward achievement of certain key financial and operational goals. Third, we grant long-term equity incentive awards, which vest over time, to encourage sustained loyalty and performance and to foster in each executive a sense of ownership and shared purpose. Finally, we offer ancillary benefits that the Compensation Committee has determined to be widely offered within our Compensation Peer Group.

To date, the Compensation Committee has not established any formal policy or target for the relative balance of “fixed” and “at-risk” compensation. The mix of these types of compensation is evaluated on a case-by-case basis. For example, the Chief Executive Officer of the Company, Mr. Thompson, has never received “at risk” compensation because he is a significant shareholder in the Company and has declined this form of compensation.

Process for Setting Executive Compensation

The Compensation Committee understands that we compete with many companies for top executive-level talent. Accordingly, the Compensation Committee strives to implement compensation packages for our executive officers that are competitive with total compensation paid to similarly situated executives of the companies comprising what we refer to as our “Compensation Peer Group.” The members of this Compensation Peer Group may vary depending on the nature of the executive role being considered, as the Compensation Committee may deem it appropriate in the case of certain executive roles to refer to the practices of similarly situated companies within the semiconductor industry and in the case of other executive roles to refer more generally to the practices of companies similar to ours in terms of size, location, operations, etc. In addition to comparing compensation levels to the appropriate Compensation Peer Group, the Compensation Committee also determines the appropriate metrics that will be used to define the various performance goals underlying certain elements of the “at-risk” compensation we offer.

Ultimately, the Compensation Committee makes all compensation decisions for our executive officers. Often, these decisions will be based on data obtained by the Compensation Committee from relevant compensation surveys and other public sources, as well as individual performance, internal comparables and other related factors as deemed appropriate by the members of the committee. In addition, from time to time, the Compensation Committee may solicit the input of our Chairman and Chief Executive Officer, Mr. Thompson, with respect to executive compensation matters.

Executive Compensation Components

The following discussion further describes the components and mix of compensation we pay to our executive officers, as well as how we generally determine the amount of each component. It also explains how each component of compensation fits into our overall compensation objectives and affects decisions regarding other components of compensation. This discussion and analysis should be read together with the Summary Compensation Table (and the related narrative disclosure for the table) that appears directly following this Compensation Discussion and Analysis.

As referenced above, the principal components of compensation for our executive officers are:

•	base salary;

•	performance-based cash bonuses;

•	long-term equity incentive awards; and

•	ancillary benefits.

Base Salary

We provide our executive officers and other employees with base salaries to compensate them for services rendered during the fiscal year. Base salary ranges for executive officers are determined for each executive based on his or her position and responsibility, with appropriate reference to market data from the Compensation Peer Group.

During its review of base salaries for executive officers for fiscal 2009, the Compensation Committee primarily considered:

•	peer data obtained from public sources;

•	the results of its own internal review and appraisal of the executive’s compensation, both individually and relative to other executive officers; and

•	the individual performance and responsibility of the executive.

Base salary levels are considered annually as part of our performance review process, as well as upon a promotion or other material change in job responsibility. Changes in base salary levels may be merit-based or circumstance-based as determined appropriate by the Compensation Committee. In reviewing market data, the

Compensation Committee considered the surveys that track the executive compensation of other leading companies in the semiconductor and semiconductor equipment industries, many of which are included in the RDG Semiconductor Composite Index used in the Stock Performance Graph. In reviewing individual executive performance, the Compensation Committee considered factors including decision-making skills, business and financial acumen, ability to drive results, and the executive’s overall performance in his or her role.

As a result of recent economic conditions, commencing in January 2009, the executive officers of the Company voluntarily have taken reductions in salary of between 25% and 60% until economic circumstances justify a reinstatement of their compensation.

Performance-Based Cash Incentive Compensation

Cash bonuses periodically are granted to executive officers on the basis of subjective criteria, including the performance of the Company and the individual. In addition, there is an Executive Bonus Plan (the “Plan”) that currently applies only to our President and Chief Operating Officer, Mr. Murphy, which provides for the payment of annual cash incentive awards based on the achievement of certain performance criteria. The Plan is administered by the Compensation Committee. Sales revenue is the principal measure used under the Plan to determine cash awards. However, the Compensation Committee may also increase or decrease the award based on its evaluation of other criteria specified in the Plan. There was no award made to Mr. Murphy under this Plan for the fiscal year ended September 30, 2009.

Long-Term Equity Incentive Compensation

Long-term equity incentive compensation is another key component of our “at-risk” compensation package. Whereas performance-based cash compensation ultimately ties individual success to predefined corporate performance targets, the value of long-term incentive compensation is even more directly related to the value created for our shareholders in the form of appreciating stock prices.

Grants of equity-based awards are made to Named Executive Officers and other eligible employees based upon performance criteria of both the individual and the Company. When making equity award decisions, the Compensation Committee considers market data relating to the Compensation Peer Group, the grant size, the forms of long-term equity compensation available to it under existing plans, the status of awards granted in previous years, our performance, the value of the specific position to us and individual performance criteria. Existing ownership levels are not a factor in award determination, as the Compensation Committee wants to encourage executives to hold our stock in order to achieve alignment between management and shareholders’ interests. All long-term equity incentive compensation awards are currently granted pursuant to our 2007 Stock Incentive Plan.

Other Ancillary Benefits.

We provide the Named Executive Officers and other employees with perquisites and other ancillary benefits that the Compensation Committee believes are consistent with its objectives and philosophy set forth above. A description of these perquisites and other ancillary benefits, which the Compensation Committee periodically reviews and adjusts as deemed necessary, is set forth below.

Life and Long Term Disability Insurance: All of our Named Executive Officers and other executive officers in the United States are enrolled in our group life and disability insurance plans. All executive participants are entitled to a benefit under the group life insurance plan equal to their annual base salary in effect on the date of death, up to a maximum benefit of $300,000. The long term disability plan provides a monthly benefit to executive officers in the event of disability of 60% of the participant’s annual base salary up to a maximum monthly amount of $6,000.

On February 15, 2006, the Board of Directors adopted the Semitool, Inc. Supplemental Executive Health Plan (the “Executive Health Plan”). The purpose of the Executive Health Plan is to provide designated executive participants and their beneficiaries with certain accident and health care benefits. Currently, the two participants are the Chief Executive Officer, Mr. Thompson, and the President and Chief Operating Officer, Mr. Murphy. The Executive Health Plan is intended to qualify as fully insured under a policy of accident and health insurance, and not to be treated as a “self-insured medical reimbursement plan” under Internal Revenue Code Section 105(h)(6). The Executive Health Plan is intended to meet all other applicable requirements of ERISA and the Internal Revenue Code. The insurance policy described in the Executive Health Plan provides for the reimbursement of certain health care expenses not covered by the Semitool Health Benefit Plan up to a maximum of $50,000 per annum for each participant.

Tax and Accounting Implications: As part of its role in developing and overseeing our compensation programs, the Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, which provides that we may not deduct compensation of more than $1,000,000 that is paid to certain individuals unless certain conditions are met. To qualify for deductibility under Section 162(m), compensation in excess of $1,000,000 per year paid to the Named Executive Officers at the end of such fiscal year generally must be “performance-based” compensation as determined under Section 162(m). The Compensation Committee generally intends to stay within the requirements for full deductibility of executive compensation under Section 162(m). However, the Compensation Committee will balance the costs and burdens involved in such compliance against the value to us and our shareholders of the tax benefits that we would obtain as a result, and may in certain instances pay compensation that is not fully deductible if, in its determination, such costs and burdens outweigh such benefits.

The Compensation Committee also considers the accounting effect that each compensation component may have on the Company and recipients of the relevant compensation (for example, restricted stock or cash bonuses). When determining the appropriate compensation component, the Compensation Committee’s goal is to consider the relative cost of the component from an accounting standpoint along with its potential benefit as a compensation tool.

Chief Executive Officer Compensation

The Company’s Chief Executive Officer is Raymon F. Thompson. The compensation of the Chief Executive Officer is reviewed annually. Mr. Thompson’s base salary for the fiscal year ended September 30, 2009 was established by the Compensation Committee at $380,000 in part by comparing the base salaries of chief executive officers at other companies of similar size. Subsequent to that salary determination by the Compensation Committee, Mr. Thompson’s base salary was voluntarily reduced on November 1, 2008 to $307,800 and then again on December 1, 2008 to $150,000 as a result of recent adverse economic conditions, with the expectation that it would be reinstated when economic circumstances permit.

Summary Compensation Table

The following tables set forth certain compensation information for our Chief Executive Officer, Chief Financial Officer, and three other most highly compensated executive officers of the Company (collectively the “Named Executive Officers”) for the fiscal year ended September 30, 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	All Other Compensation ($)		Total ($)
Raymon F. Thompson	2009	182,324	—	—	—	269,073	(2)	451,397
Chairman of the Board and Chief Executive Officer	2008 2007	373,681 361,014	— —	— —	— —	238,189 213,828	(2) (2)	611,870 574,842

Larry E. Murphy	2009	334,263	—	55,569	214,709	17,374	(3)	621,915
President and Chief Operating Officer	2008 2007	413,016 399,015	— —	165,385 —	269,183 268,448	64,414 55,181	(3) (3)	911,998 722,644

Timothy C. Dodkin	2009	200,582	—	3,553	8,879	17,221	(4)	230,235
Executive Vice President	2008 2007	325,598 304,012	— —	7,036 —	17,477 26,972	63,629 100,655	(4) (4)	413,740 431,639

Larry A. Viano	2009	159,173	—	17,763	13,318	10,083	(5)	200,337
Vice President and Chief Financial Officer	2008 2007	196,674 190,007	40,000 —	35,179 —	19,070 23,908	17,199 42,220	(5) (5)	308,122 256,135

Herbert Oetzlinger	2009	163,953	—	5,165	20,780	207,479	(6)	397,377
Vice President, Sales (Europe)	2008	216,798	—	20,237	10,927	319,629	(6)	567,591

(1)	The amount shown is the expense recognized in the Company’s financial statements, without any reduction for risk of forfeiture, for each officer’s outstanding restricted stock and stock options. Assumptions used in determining the fair values of the option awards for 2007 and 2008 are set forth in the “Employee Benefit and Stock Option Plans” footnote of the Company’s financial statements included in its annual report on Form 10-K for fiscal 2008 and 2007, which is incorporated herein by reference.
(2)	Represents amounts paid by the Company on behalf of Mr. Thompson as follows: (i) $5,337 in fiscal 2009, $4,703 in fiscal 2008 and $4,605 in fiscal 2007 for Health, Life and Long Term Disability Insurance, (ii) $7,750 in fiscal 2008 and $7,500 in fiscal 2007 in matching contributions to Mr. Thompson’s account under the Company’s qualified 401(k) plan and (iii) $263,736 in fiscal 2009, $225,736 in fiscal 2008 and $201,723 in fiscal 2007 for incremental cost incurred by the Company for the personal use of the corporate aircraft on behalf of Mr. Thompson.
(3)	Represents amounts paid by the Company on behalf of Mr. Murphy as follows: (i) $5,337 in fiscal 2009, $4,703 in fiscal 2008 and $4,605 in fiscal 2007 for Health, Life and Long Term Disability Insurance, (ii) $7,750 in fiscal 2008 and $7,500 in fiscal 2007 in matching contributions to Mr. Murphy’s account under the Company’s qualified 401(k) plan (iii) $620 in fiscal 2009, $5,663 in fiscal 2008 and $9,914 in fiscal 2007 as a car allowance, (iv) $7,547 in fiscal 2009, $7,243 in fiscal 2008 and $33,162 in fiscal 2007 for Supplemental Executive Health Benefits paid by the Company on behalf of Mr. Murphy and (v) $3,870 in fiscal 2009 and $39,055 in fiscal 2008 for personal payroll taxes paid by the Company for Stock Award to Mr. Murphy.
(4)	Represents amounts paid by the Company on behalf of Mr. Dodkin as follows: (i) $2,450 in fiscal 2009, $6,389 in fiscal 2008 and $4,605 in fiscal 2007 for Health, Life and Long Term Disability Insurance, (ii) $7,750 in fiscal 2008 and $7,500 in fiscal 2007 in matching contributions to Mr. Dodkin’s account under the Company’s qualified 401(k) plan, (iii) $9,983 in fiscal 2009, $7,901 in both fiscal 2008 and fiscal 2007 as a car allowance, (iv) $38,351 in fiscal 2008 and $42,734 in fiscal 2007 as a foreign exchange benefit realized on Mr. Dodkin’s salary as converted from U.S. Dollars into Great Britain Pounds, (v) $37,850 as reimbursement of IRS Code Section 409(A) penalties in fiscal 2007 and (vi) $4,788 in fiscal 2009, $2,474 in fiscal 2008 and $65 in fiscal 2007 categorized as miscellaneous.

(5)	Represents amounts paid by the Company on behalf of Mr. Viano as follows: (i) $5,337 in fiscal 2009, $4,703 in fiscal 2008 and $4,605 in fiscal 2007 for Health, Life and Long Term Disability Insurance, (ii) $7,750 in fiscal 2008 and $7,500 in fiscal 2007 in matching contributions to Mr. Viano’s account under the Company’s qualified 401(k) plan, (iii) $4,746 in fiscal 2009 and fiscal 2008 and $4,650 in fiscal 2007 as a car allowance, (iv) $25,000 as a payout of excess accumulated vacation hours in fiscal 2007 and (v) $465 as reimbursement of IRS Code Section 409(A) penalties in fiscal 2007.
(6)	Represents amounts paid by the Company on behalf of Mr. Oetzlinger as follows: (i) $1,661 in fiscal 2009 and $1,551 in fiscal 2008 for Health Insurance, (ii) $17,980 in fiscal 2009 and 2008 for contribution accrual to Mr. Oetzlinger’s Austrian Pension Agreement, (iii) $18,402 in fiscal 2009 and $17,788 in fiscal 2008 as a car allowance, (iv) $166,225 in fiscal 2009 and $278,094 in fiscal 2008 in accrued commissions and (v) $3,211 in fiscal 2009 and $4,216 in fiscal 2008 categorized as miscellaneous.

Grants of Plan-Based Awards

No stock-based awards were granted to any of the Named Executive Officer during the fiscal year ended September 30, 2009.

Outstanding Equity Awards Table

The following table sets forth certain information concerning outstanding equity awards for each Named Executive Officer as of September 30, 2009. No equity awards have been granted to Raymon F. Thompson, the Company’s Chief Executive Officer.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Options Exercise Price ($)	Options Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
Larry E. Murphy	100,000	—	10.55	06/03/14
	40,000	—	7.03	09/27/14
	57,000	3,000	7.67	11/01/14
					19,500	(3)	164,775

Timothy C. Dodkin	30,000	—	8.15	09/21/11
	40,000	—	8.73	10/02/11
	40,000	—	3.98	04/15/13
	7,500	2,500	7.90	10/10/15
					1,200	(4)	10,140

Larry A. Viano	4,000	—	7.22	01/06/10
	5,000	—	9.88	02/27/11
	20,000	—	3.98	04/15/13
	11,250	3,750	7.90	10/10/15
					6,000	(4)	50,700

Herbert Oetzlinger	20,000	—	8.69	10/17/10
	10,000	—	9.26	01/29/12
	20,000	—	3.98	04/15/13
	4,000	1,000	7.95	09/30/15
					6,750	(5)	57,038

(1)	All options vest quarterly over a five-year period from the grant date of the award. All option awards expire ten years from the date of grant.
(2)	The market value was determined by multiplying the number of Shares shown in the table by $8.45 which was the closing market price on September 30, 2009, the last trading day of the fiscal year. Vesting is subject to continued employment with the Company.
(3)	The unvested stock awards consist of the following restricted stock awards: 16,000 Shares granted on October 19, 2007 of which 4,000 Shares vest annually on November 19, 2008 through November 19, 2011 and 10,000 Shares granted on May 19, 2008 of which 2,500 Shares vest annually on June 19, 2009 through June 19, 2012.
(4)	The unvested awards consist of restricted stock granted on October 19, 2007 which vests in equal tranches on an annual basis on November 19, 2008 through November 19, 2011.
(5)	The unvested awards consist of restricted stock units granted on January 31, 2008 which vest in equal tranches on an annual basis on November 19, 2008 through November 19, 2011.

Option Exercises and Stock Vested Table

The following table sets forth certain information concerning vesting of restricted stock for each Named Executive Officer during the fiscal year ended September 30, 2009. No Named Executive Officers exercised any stock options during the fiscal year ended September 30, 2009. In addition, there are no stock option exercises or restricted stock vesting for Raymon F. Thompson as none of his compensation is stock-based.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Larry E. Murphy	6,500	21,325
Timothy C. Dodkin	400	940
Larry A. Viano	2,000	4,700
Herbert Oetzlinger	2,250	5,288

(1)	The value realized equals the closing price of the Shares on the vesting date, multiplied by the number of Shares that vested.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The Merger Agreement provides that each unexercised Semitool stock option, whether vested or unvested, outstanding immediately prior to the Acceptance Time, including stock options held by Semitool’s executive officers and directors, will be cancelled and the holders of such options will become eligible to receive a lump sum cash payment equal to $11.00, less the exercise price per Share for the option, multiplied by the number of Shares subject to the unexercised portion of such option immediately prior to the Acceptance Time, without interest and subject to withholding tax. As of November 16, 2009, Semitool’s executive officers and directors held vested options to purchase an aggregate of 629,575 Shares, with exercise prices ranging from $3.98 to $15.875 per Share and a weighted average exercise price of $7.35 per Share, and unvested options to purchase an aggregate of 24,550 Shares, with exercise prices ranging from $7.90 to $9.06 per Share and a weighted average exercise price of $8.36 per Share. In the event a stock option has an exercise price per Share equal to or greater than $11.00, the option will be cancelled, without any consideration being payable in respect thereof. Each Semitool restricted stock unit outstanding immediately prior to the Acceptance Time, including restricted stock units held by Semitool’s executive officers, to the extent not previously vested and settled in full, will be cancelled and the holders of such restricted stock units will be entitled to receive a lump sum cash payment equal to $11.00 multiplied by the number of Shares subject to the unvested and unsettled portion of the restricted stock unit, without interest and subject to any withholding tax. As of November 16, 2009, Semitool’s executive officers held restricted stock units representing 10,050 Shares, and none of Semitool’s directors held restricted stock units. In addition, each outstanding Share that is the subject of a restricted stock award, including those held by Semitool’s directors and executive officers, immediately prior to the Acceptance Time will vest in full as of such time and all repurchase rights, risk of forfeiture or other conditions of such restricted stock awards will lapse. The holders of such Shares subject to restricted stock awards will be entitled to receive $11.00 per Share without interest and subject to any required withholding tax.

Other than as described below, there are no contractual arrangements with any Named Executive Officer to pay any amounts to that individual in the event of a change in control of the Company.

Larry E. Murphy. Mr. Murphy’s employment offer obligates the Company to pay him six months of gross salary (excluding bonuses and other compensation) plus a pro rata cash bonus for the year of termination in the event he is terminated, unless the termination is the result of misconduct. Additionally, in August 2009, Mr. Murphy entered into a change in control agreement with us that provides for the payment of severance benefits in the event that his employment is terminated in connection with a change in control. The severance benefits are payable if his employment with us is terminated within two years following a change of control, unless Mr. Murphy is terminated for cause or the termination is the result of Mr. Murphy’s voluntary resignation (which does not include resignations resulting from a material adverse change in responsibilities, status, base salary, authority or location of workplace) or his death or disability.

Mr. Murphy’s severance benefits under the change in control agreement generally consist of a lump sum cash payment equal to two times the sum of his highest annual base salary received in the three previous full fiscal years. He is also entitled to receive coverage for one and one-half years under our health, disability and life insurance programs unless he obtains coverage through another employer. In addition, Mr. Murphy’s change in control agreement provides that all outstanding unvested equity rights held by Mr. Murphy at the time of termination will accelerate and be fully vested at such time and all blackout periods, conditions or restrictions for exercise of any options or disposition of any restricted stock granted to Mr. Murphy shall terminate and all options shall remain exercisable until the expiration of ten years from the grant date (but not longer than the original expiration date) and the restricted stock shall be transferred to Mr. Murphy as reasonably practicable thereafter.

Timothy C. Dodkin. In August 2009, Mr. Dodkin entered into a change in control agreement with us that provides for the payment of severance benefits in the event that his employment is terminated in connection with a change in control. The severance benefits are payable if his employment with us is terminated within two years following a change of control, unless Mr. Dodkin is terminated for cause or the termination is the result of Mr. Dodkin’s voluntary resignation (which does not include resignations resulting from a material adverse change in responsibilities, status, base salary, authority or location of workplace) or his death or disability.

Mr. Dodkin’s severance benefits under the change in control agreement generally consist of a lump sum cash payment equal to two times the sum of his highest annual base salary received in the three previous full fiscal years. He is also entitled to receive coverage for one and one-half years under our health, disability and life insurance programs unless he obtains coverage through another employer. In addition, Mr. Dodkin’s change in control agreement provides that all outstanding unvested equity rights held by Mr. Dodkin at the time of termination will accelerate and be fully vested at such time and all blackout periods, conditions or restrictions for exercise of any options or disposition of any restricted stock granted to Mr. Dodkin shall terminate and all options shall remain exercisable until the expiration of ten years from the grant date (but not longer than the original expiration date) and the restricted stock shall be transferred to Mr. Dodkin as soon as reasonably practicable thereafter.

Larry A. Viano. In August 2009, Mr. Viano entered into a change in control agreement with us that provides for the payment of severance benefits in the event that his employment is terminated in connection with a change in control. The severance benefits are payable if his employment with us is terminated within two years following a change of control, unless Mr. Viano is terminated for cause or the termination is the result of Mr. Viano’s voluntary resignation (which does not include resignations resulting from a material adverse change in responsibilities, status, base salary, authority or location of workplace) or his death or disability.

Mr. Viano’s severance benefits under the change in control agreement generally consist of a lump sum cash payment equal to two times the sum of his highest annual base salary received in the three previous full fiscal years. He is also entitled to receive coverage for one and one-half years under our health, disability and life insurance programs unless he obtains coverage through another employer. In addition, Mr. Viano’s change in control agreement provides that all outstanding unvested equity rights held by Mr. Viano at the time of termination will accelerate and be fully vested at such time and all blackout periods, conditions or restrictions for exercise of any options or disposition of any restricted stock granted to Mr. Viano shall terminate and all options shall remain exercisable until the expiration of ten years from the grant date (but not longer than the original expiration date) and the restricted stock shall be transferred to Mr. Viano as soon as reasonably practicable thereafter.

Herbert Oetzlinger. In August 2009, Mr. Oetzlinger entered into a change in control agreement with us that provides for the payment of severance benefits in the event that his employment is terminated in connection with a change in control. The severance benefits are payable if his employment with us is terminated within two years following a change of control, unless Mr. Oetzlinger is terminated for cause or the termination is the result of Mr. Oetzlinger’s voluntary resignation (which does not include resignations resulting from a material adverse change in responsibilities, status, base salary, authority or location of workplace) or his death or disability.

Mr. Oetzlinger’s severance benefits under the change in control agreement generally consist of a lump sum cash payment equal to two times the sum of his highest annual base salary received in the three previous full fiscal years. He is also entitled to receive coverage for one and one-half years under our health, disability and life insurance programs unless he obtains coverage through another employer. In addition, Mr. Oetzlinger’s change in control agreement provides that all outstanding unvested equity rights held by Mr. Oetzlinger at the time of termination will accelerate and be fully vested at such time and all blackout periods, conditions or restrictions for exercise of any options or disposition of any restricted stock granted to Mr. Oetzlinger shall terminate and all options shall remain exercisable until the expiration of ten years from the grant date (but not longer than the original expiration date) and the restricted stock shall be transferred to Mr. Oetzlinger as soon as reasonably practicable thereafter.

SHAREHOLDER NOMINATIONS

Pursuant to the Company’s Articles of Incorporation, nominations of persons for election to the Board of Directors may be made at a meeting of shareholders by any shareholder entitled to vote for the election of directors at the meeting who complies with the notice procedures. Such nominations must be made pursuant to timely notice in writing to the Secretary of the Company. To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal executive offices of the Company not less than sixty days nor more than ninety days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty days or delayed by more than sixty days from such anniversary, notice by the shareholder to be timely must be so received not earlier than the ninetieth day prior to such annual meeting and not later than the close of business on the later of (1) the sixtieth day prior to such annual meeting, or (2) the tenth day following the day on which notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first.

Such shareholder’s notice must set forth (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of the Company which are beneficially owned by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Rule 14a under the Exchange Act; and (b) as to the shareholder giving the notice, (i) the name and record address of the shareholder, and (ii) the class and number of shares of the corporation which are beneficially owned by the shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company.